Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES ISSUES A STATEMENT OF OPERATIONS FOR 2004

MONTREAL, February 10, 2005 - The operational results obtained by Richmont Mines in 2004 reflect a year of transition that will lead the Company toward growth commencing in 2006 with a significant increase in gold production. Throughout the year, Richmont Mines continued its production activities while making important investments in exploration. The audited financial results for the year ended December 31, 2004, will be published on February 22, 2005.

PRODUCTION

In 2004, gold production totalled 67,094 ounces compared with 92,601 in 2003. Mining activities at the Beaufor Mine generated 263,896 tonnes of ore with an average recovered grade of 6.14 grams of gold per tonne, for a total production of 52,109 ounces of gold. The Hammerdown Mine, which closed at the end of the second quarter of 2004 as announced, provided 35,903 tonnes of ore with an average recovered grade of 12.98 grams of gold per tonne, for a total of 14,985 ounces of gold.

In 2005, Richmont Mines should produce approximatly 60,000 onces of gold and mining activities at the Beaufor Mine will be the main source of production. The Company plans to extract 257,000 tonnes of ore with an average recovered grade of 6.6 grams of gold per tonne, for a production of 52,000 ounces of gold. As at December 31, 2004, the proven and probable reserves were 176,000 ounces of gold compared with 232,000 on the same date one year earlier. Indicated and measured resources increased to 173,400 ounces of gold compared with 166,500 in 2003. In 2005, Richmont Mines plans to invest $1.5 million to complete the drilling of several important exploration targets and will invest approximately $1.5 million on underground development and equipment.

EXPLORATION

In 2004, Richmont Mines carried out exploration projects on nine of its properties, the three major projects being East Amphi, Island Gold and Valentine Lake. In all three cases, the gold systems have been confirmed. They present an excellent potential to add resources and convert them into reserves and they remain open at depth. The work will continue in 2005.

East Amphi

In 2004, 12,700 additional meters of surface drilling and 1,350 meters of underground drilling allowed Richmont Mines to reassess the resources of this deposit. Measured and indicated resources are now estimated at 927,000 tonnes grading an average of 6.05 grams of gold per tonne, or 180,400 ounces of gold. As for inferred resources, they total 943,000 tonnes with an average grade of 5.72 grams of gold per tonne, or 173,500 ounces of gold.

Over the course of the year, the Company continued construction of the surface infrastructures and installed the underground ventilation system. Underground, over 2,100 meters of development work had been carried out as at December 31, 2004, and the ramp had been extended to a vertical depth of 170 meters.

In 2005, the Company plans to carry out 2,200 meters of underground development which includes driving the ramp to a vertical depth of 200 meters. A total of 13,000 meters of drilling is planned for 2005 from levels 125, 175 and from the exploration ramp between levels 175 and 200. The basic purpose of the underground drilling will be to convert a portion of the established resources into reserves and to verify the extension at depth of the deposit. If a favourable decision regarding production is made as expected in June 2005, the East Amphi deposit could produce 8,000 ounces of gold this year, mainly during the fourth quarter and contribute approximately 30,000 ounces of gold production per year thereafter.

Island Gold

In December 2004, Richmont Mines exercised its option to acquire a 55% interest in the Island Gold property from Patricia Mining Corp. The Company can do so by bringing the project into production or by investing up to $10.0 million in exploration and development work.

According to an assessment carried out by Roscoe Postle Associates Inc. as at December 31, 2004, the Island zone contains indicated resources of 108,000 ounces of gold with an average grade of 12.30 grams of gold per tonne and inferred resources of 138,000 ounces of gold with an average grade of 12.90 grams of gold per tonne. In 2005, Richmont Mines plans to initiate an $8.0 million exploration program to complete 14,000 metres of drilling and 2,400 metres of underground development.

The work in the Island zone will involve extending the access ramp by 150 meters verticaly to reach the optimal position for the completion of additional drilling. Underground development will also be carried out to access the Lochalsh zone, another key exploration target for 2005. If the program is completed on schedule, the mill could be started up at the end of the second quarter of 2006 and Island Gold could produce approximately 65,000 ounces of gold on an annual basis.

Valentine Lake

Following a $1.0 million surface exploration program in 2004, the inferred resources on this property were estimated at 1.3 million tonnes grading an average of 8.51 grams of gold per tonne, or 359,500 ounces of gold. Richmont Mines is pleased with the results obtained in the last year, which confirm the size of the gold system on the Valentine Lake property.

For 2005, Richmont Mines plans to invest $500,000 to pursue the drilling and is currently preparing an exploration program to verify the extensions of the zones at depth and eastward. The Company is confident about the potential of the Valentine Lake property because it covers a favourable geological contact containing the mineralized zone over a distance of more than 40 kilometres. Richmont Mines has the option to acquire a 70% interest in this project from Mountain Lake Resources by investing an additional amount of $1.5 million by October 31, 2007.

The following table presents an update of the reserves and resources of the Company's main properties.

TABLE OF RESERVES AND RESOURCES

	December 31, 2004			December 31, 2003
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metrics)	(g/t Au)	contained	(metrics)	(g/t Au)	contained

Beaufor Mine
Proven reserves[1]	165,000	6.98	37,000	223,000	7.38	53,000
Probable reserves[1]	500,000	8.66	139,000	700,000	7.96	179,000
Measured resources	54,000	6.27	10,900	56,000	5.53	10,000
Indicated resources	774,000	6.53	162,500	711,000	6.84	156,500
Inferred resources	55,000	9.41	16,700	-	-	-
Hammerdown Mine
Proven and probable
reserves	-	-	-	41,000	12.69	16,700
GOLD PROJECTS
East Amphi
Measured resources	317,000	6.04	61,500	453,000	4.71	68,600 [2]
Indicated resources	610,000	6.06	118,900	1,221,000	4.65	182,600 [2]
Inferred resources	943,000	5.72	173,500

Island Gold[3]
Indicated resources	150,000	12.30	59,400	-	-	-
Inferred resources	183,000	12.90	75,900	-	-	-

Francoeur
Indicated resources	885,000	7.90	227,500	885,000	7.90	227,500

Valentine[4]
Inferred resources	920,000	8.51	251,600	-	-	-

Wasamac
Inferred resources	1,280,000	6.92	285,200	907,000	7.20	210,000
TOTAL GOLD
Proven and probable
reserves	665,000	8.24	176,000	964,000	8.02	248,700
Measured and
Indicated resources	2,790,000	7.11	640,700	3,326,000	6.01	645,200
Inferred resources	3,383,000	7.40	802,900	907,000	7.20	210,000
  1 In 2004, based on a gold price of US$400 and an exchange rate of 1.31; for 2003, US$380 and an exchange rate of 1.31
[2] Resources established by SNC-LAVALIN 2002
[3] Richmont's equity interest - Option to acquire 55%
[4] Richmont's equity interest - Option to acquire 70%

As at December 31, 2004, Richmont Mines had established its proven and probable reserves to be 176,000 ounces of gold compared with 248,700 in 2003. This decline is attributable to the depletion of reserves at the Hammerdown Mine and a reduction of proven and probable reserves at the Beaufor Mine due to the production in 2004. Indicated and measured resources totalled 640,700 ounces of gold at the end of December 2004 compared with 645,200 in 2003. Inferred resources increased considerably, climbing from 210,000 ounces of gold at year-end 2003 to 802,900 ounces as at December 31, 2004. This significant increase is the result of the numerous exploration programs carried out on all Richmont Mines properties in 2004.

As at December 31, 2004, the Company had no long term debt and cash and cash equivalents of $25.2 million. The management of the Richmont Mines remains focus on growth with two advanced exploration projects nearing a production decision.

National Instrument 43-101
The Company's main properties mineral reserves and resources calculation were established by «qualified persons» designated by National Instrument 43-101 and their names are in the table below.

Property	Qualified Person	Title
Beaufor Mine	Donald Trudel, P.Geo.	Chief geologist
Projects
East Amphi	Christian Bézy, Geo	Senior geologist
Island Gold	Roscoe Postle Associates Inc.
Francoeur	Jules Riopel, M.Sc., P.Geo.	Principal geologist - Exploration
Valentine Lake	Larry Pilgrim, P.Geo.	Senior geologist
Wasamac	Jules Riopel, M.Sc., P.Geo.	Principal geologist - Exploration
	Mathieu Guay, Geo	Project geologist

Disclosure regarding forward-looking statements

This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.

For more information, contact:

Julie Normandeau	Telephone: (514) 397-1410
Investor Relations	Fax: (514) 397-8620

Trading symbol: RIC	Listings: TSX - Amex

Web site: www.richmont-mines.com